October 30, 2012

To:	Andrew D. Mew
Accounting Branch Chief
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20002

Re:	Spindle, Inc. (the “Registrant”), File No.: 333-145088
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed March 30, 2012
Film Number: 12846245

Dear Mr. Mew:

This letter is in response to the comments contained in the Staff’s letter to the Registrant, dated September 19, 2012, concerning the Form 10-K for the fiscal year ended December 31, 2011 filed by the Company with the Securities and Exchange Commission on March 30, 2012 (the “Comment Letter”). We have filed a proposed amendment (the “Amendment”) to the Registrant's Form 10-K with this letter incorporating and/or responding to the requested changes, to be filed once comments from the staff have been cleared.

The comments from the Comment Letter are repeated below and, for convenience of reference, the number beside each of the following comments corresponds to the paragraph numbering indicated in the Comment Letter. Please note that we have not changed the page numbers in the headings or comments from the Comment Letter, but the page numbers referred to in our responses below refer to the enclosed Amendment.

On behalf of the Registrant, the following are our responses to the Staff’s comments:

Form 10-K for the Fiscal Year Ended December 31, 2011

Management’s Discussion and Analysis of Financial Condition and Results of Operations, Page 20

1.

Please revise your discussion to describe the rate of negative cash flow per month and the period of time that available cash can sustain current operations.

The Registrant has revised its disclosure on page 20 of the Amendment to provide as follows:

We expect to have negative cash flows from operations of approximately $20,000-$35,000 per month.  As a result, our management believes cash on hand of $3,109, as of December 31, 2011, is not sufficient to maintain our operations for at least the next 12 months.  We plan to meet our operating cash flow requirements by raising additional funds from the sale of equity and debt securities. We are significantly reliant upon our efforts to secure financing through such means; however, we cannot assure you that any financing can be obtained or, if obtained, that it will be on reasonable terms.  As such, our principal accountants have expressed doubt about our ability to continue as a going concern because we have limited operations and have not fully commenced planned principal operations.

United States Securities and Exchange Commission

Re: Spindle, Inc.

October 30, 2012

2.

We note your discussion of your business growth strategy on page 20.  Please revise to disclose the significant events or milestones that you will need to accomplish in order to implement your business plan or growth strategy.  In this regard, your disclosure should fully describe each event or milestone, discuss how you will perform or achieve each event or milestone, quantify the estimated cost(s) to achieve each event or milestone and delineate the timeframe for achieving each event or milestone.  Further, please discuss the source of funds needed to cover those estimated cost(s).

The Registrant has revised its disclosure on page 22 of the Amendment to include the following milestone discussion to the section titled “Our Business Growth Strategy,”:

Spindle key go-to-market strategy is the banking channel partnerships as identified above in item 2 of the strategies. It will be critical for Spindle to develop a platform that does not compete with our partner channels but offers a technology solution that enhances their current capabilities and offers new services to augment deficiencies in their current capabilities specifically enabling mobile commerce for both consumers and merchants.

To accomplish this Spindle will deliver a platform for processing of credit, debit, check, and ACH transactions that integrates with existing banking platforms and is mobile enabled to extend these current processing platforms into the mobile market place.

Milestones:

-  The first significant milestone of the Company is entering the unattended vending market place.  As of the date of this filing this milestone has been accomplished in April of 2012 through the build out of the  of the Spindle processing platform to support the specific needs of the unattended vending market. The company attended the National Automatic Merchandising Association Show in April and demonstrated the service. Spindle began processing unattended vending transactions in May of 2012. The costs associated with the buildout of the Spindle processing platform in connection with the vending business are approximately $200,000.00 including development, operational, administrative, and marketing.

-  The second significant milestone of the Company will be the release of the payment services provider platform, upon  receipt of the PCI certification as described above.  The Company anticipates that this milestone will be completed early in the fourth quarter of 2012, and   has a backlog of business to board upon the completion of the full processing platform. Total costs associated with the completion of this milestone are estimated at approximately $450,000.00 including development, operational, administrative, and sales and marketing.

-   The third milestone will be the release of the Company's full mobile solution, which is anticipated to occur during the fourth quarter of 2012.  In furtherance of the completion of this milestone, the Company has recently entered into a partnership agreement with Utiba Mobility, Inc. ("Utiba") a leading global provider of mobile financial services that the Company believes will leverage the full Spindle solution.  In accordance with the Utiba agreement the Company will provide low cost mobile acceptance technology and services to complement Utiba's converging payments solutions. Spindle will also enrich the consumer-to-merchant experience by integrating its comprehensive mobile marketing capabilities within Utiba's mobile financial services offering. The Company expects to incur estimated costs of approximately $150,000.00 including development, operational, administrative, and sales and marketing related to the release of its full mobile solution.

United States Securities and Exchange Commission

Re: Spindle, Inc.

October 30, 2012

The Registrant intends to meet its cash requirements for accomplishing each of these milestones through the sale of its equity and debt securities.  There are no assurances that the Registrant will be able to raise the funds necessary to meet the expected milestones described above or that the terms of any such financings will be favorable to the Registrant.

Certain Relationships and Related Transactions, and Director Independence, page 53

3.

We note your disclosures concerning transactions on November 14, December 15 and December 31, 2011, where you identify the related party as “a related party.”  Please revise to disclose the name of the related party and the basis on which the person is a related person.  See Item 404 of Regulation S-K.

The Registrant has revised the disclosure on page 53 of the Amendment to indicate that the November 14 and December 15, 2011 transactions were consummated with Mr. David Ide, a shareholder, officer and director of the Registrant.

Additionally, the Registrant has revised the disclosure on page 53 of the Amendment to clarify that the December 31, 2011 distribution of funds in the amount of $31,000 was made to Spindle Mobile, Inc., a stockholder of the Registrant and a party to the Asset Purchase Agreement, dated December 2, 2011 (the "Asset Purchase Agreement") consummated by the Registrant.

Report of Independent Registered Public Accounting Firm, page F-1

4.

We note your principal auditor making reference to the work performed by the apparent former auditors of Coyote Hills Golf, Inc., in the opening paragraph of the opinion. Please discuss with your current auditor and advise us what responsibility it assumed related to the work performed by the former auditor regarding the period(s) covered by Spindle Mobile Inc. (“SMI”) financial statements. Note that the opinion should solely cover SMI’s financial statements of the operating company or accounting acquirer for its reporting period(s). In this case, it appears the only reporting period should be from January 14, 2011 (inception date) to December 31, 2011. Please explain or have your auditor revise the opinion.

The Registrant (formerly, Coyote Hills Golf, Inc.) believes that the consummation of the transactions described in the Asset Purchase Agreement did not result in the acquisition of the entire business of SMI, and only the acquisition of certain identifiable assets (which are set forth in the Registrant’s response to Comment #6 of the Comment Letter, below) and did not involve the purchase of the entire business of SMI.  Therefore, the Registrant and its principal auditor do not believe reverse merger accounting is necessary and the opinion letter has not been revised.

For additional information, please refer to the Registrant’s response to SEC Comment #6, below.

5.

Please have your principal auditor revise their report to include an electronic signature.  Refer to Rule 302(a) of Regulation S-T.

The Amendment includes a revised audit opinion with an electronic signature.

United States Securities and Exchange Commission

Re: Spindle, Inc.

October 30, 2012

Note 1 - History and organization of the company, page F-6

6.

Refer to your the Asset Purchase Agreement disclosure.  We note SMI acquired 80% of the issued and outstanding common stock of Coyote Hills Golf, Inc. (“Coyote Hill”), and there was a change in senior management.  It appears your transaction was a reverse recapitalization in substance in which only the SMI financial statements or those of the operating company should be presented for all reporting periods after the transaction was consummated.  We note SMI was formed on January 14, 2011, but you present SMI and Coyote Hills’ financial statements side by side for the current and prior periods, respectively.  As such, please remove the Coyote Hills financial statements for all prior periods presented and label properly the period from the inception date of January 14, 2011 to December 31, 2011 for the current year SMI financial statements and revise the corresponding amounts.  Please also revise the MD&A section and the subsequent interim financial statements within 2012 Forms 10-Q accordingly.

The Registrant does not believe that the transactions contemplated by the Asset Purchase Agreement  resulted in a reverse capitalization.  The Asset Purchase Agreement provided for the acquisition of the following assets from SMI in exchange for shares of common stock of the Registrant, which shares were issued to the stockholders of SMI:

PATENTS

U.S. Patent No.	Application Serial No.	Title

5,822,737	08/597,017	Financial Transaction System
5,963,917	09/166,749	Financial System of Computers
5,991,738	08/968,701	Automated Credit Card Processing
6,381,584	09/657,277	Computers in a Financial System
2006/0122862	11/293,878	Processing payment on the Internet

OTHER ASSETS

Note Receivable from Wayne Rod (related party)		$154,040
Notes Receivable from Mark Ogram (related party)		$294,000

The registrant did not acquire any employees, customers, nor operating or physical assets of SMI and SMI has continued to operate its business since the date of the acquisition of the assets.  The other assets acquired by the Registrant from SMI, included notes receivables from related parties, which were impaired.  Further, the intellectual property acquired from SMI requires additional development.  From the date of the acquisition through June 30, 2012, the Registrant has spent approximately $184,696 in connection with the development of the intellectual property.

In light of the facts that (1) the Registrant did not acquire the business of SMI and (2) the assets acquired by the Registrant from SMI were, at best, incomplete, and require substantial additional investment for research and development, the Registrant does not believe the consummation of the transactions set forth in the Asset Purchase Agreement constitute a reverse capitalization and, therefore, reverse merger accounting is not required.

The Company has revised its disclosure on page 18 of the Amendment to clarify that SMI and the stockholders of SMI, collectively acquired 80% of the issued and outstanding common stock of the Company as a result of the closing of the transactions set forth in the Asset Purchase Agreement,  SMI acquired only 56,701 shares of common stock of the Company or less than 1% of the issued and outstanding shares of common stock of the Company upon the closing.

United States Securities and Exchange Commission

Re: Spindle, Inc.

October 30, 2012

7.

We note you recognized $31,421 of revenue in fiscal 2011.  Tell us why you continue to believe you are a development stage company, or revise your financial statements.

Most of the $31,421 in revenues recognized by the Registrant in 2011 was generated during the three months ended December 31, 2011.  Additionally, the Registrant did not generate any revenues during the quarter ended March 31, 2012.

In addition to the inconsistency with respect to the generation of revenues, the Registrant is largely dependent on meeting its cash requirements through the sale of equity and debt issuances (as evident in its footnotes and management’s discussion).  In addition, the Registrant is devoting significant resources to researching and developing its technology for commercialization.

In light of the foregoing and the Registrant’s interpretation of ASC 915, the Registrant has determined that it is a development stage company through at least March 31, 2012.

Item 9A(T) – Controls and Procedures, page 44

8.

We note your evaluation of the disclosure controls and procedures as well as the internal control over financial reporting. We note your conclusions that they were effective for the year ended December 31, 2011. However, we also note your conclusion within the 2012 2nd quarter Form 10-Q that the disclosure controls and procedures are not effective as of the interim period covered. Please explain to us what triggers the change in your conclusion regarding the assessment of disclosure controls and procedures. Also, explain to us how you reasonably concluded the internal control over financial reporting was effective for the year ended December 31, 2011 in light of the change in assessment regarding disclosures controls and procedures.

The Registrant represents that the change in its assessment regarding disclosures controls and procedures in the Form 10-Q for the period ended June 30, 2012 is inaccurate.  There has been no change in the Registrant’s disclosures controls and procedures from the year ended December 31, 2011 through current, and the Registrant continues to believe its disclosures controls and procedures are effective.

In connection with the Registrant's responses to the above comments, the Registrant hereby acknowledges that:

•

the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

****

If any further questions or comments should arise, feel free to contact the undersigned via phone at (480) 336-2653 or fax at (888) 725-0613.

Sincerely,

/s/ William Clark

William Clark

President

Spindle, Inc.